SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS CHRISTOPHER W. BETTS WILL H. CAI ^ GEOFFREY CHAN * ANDREW L. FOSTER* BRADLEY A. KLEIN - CHI T. STEVE KWOK * EDWARD H.P. LAM ♦* HAIPING LI *	世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C.
RORY MCALPINE ♦ CLIVE W. ROUGH ♦ JONATHAN B. STONE * ^ (ALSO ADMITTED IN CALIFORNIA) ♦(ALSO ADMITTED IN ENGLAND & WALES) - (ALSO ADMITTED IN ILLINOIS) *(ALSO ADMITTED IN NEW YORK)		WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS
REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA)	February 7, 2019	SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

Ms. Mara L. Ransom

Ms. Katherine Bagley

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Pinduoduo Inc.
Registration Statement on Form F-1
Filed February 5, 2019
File No. 333-229523

Dear Ms. Ransom, Ms. Bagley:

On behalf of our client, Pinduoduo Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated February 7, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company has requested on February 5, 2019, that the Staff declare the effectiveness of the Registration Statement at 4:30 pm Eastern Time of February 7, 2019. The Company would greatly appreciate the Staff’s assistance and support in meeting its timetable.

Amendment No. 1 to Form F-1 filed February 7, 2019

Risk Factors

Risks Related to Our ADSs and This Offering

“ADSs holders may not be entitled to a jury trial. . .”, page 62

1.              Consistent with our prior comment, please revise your registration statement to provide additional disclosure about the enforceability of the jury trial waiver provision, including an explanation as to why you believe the provision is enforceable. In this regard, we note your disclosure that if “[you] or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable,” yet you have nottaken a position as to whether and why you believe the provision is enforceable. Please also remove the reference to “substantive” provisions of the U.S. federal securities laws in the last sentence of this risk factor disclosure.

The Company has been advised that the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, the Company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the federal laws and laws of the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The Company believes this is the case with respect to the deposit agreement and the ADSs as such provision with respect to waiver of jury trial has been described in the Registration Statement.

In response to the Staff’s comment, the Company has revised disclosure on page 63 of the Registration Statement.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com, or Henry Song, partner at Ernst &Young Hua Ming LLP, by telephone at +86-21-2228-2054 or via email at henry.song@cn.ey.com. Ernst &Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:	Zheng Huang, Chairman of the Board of Directors and Chief Executive Officer, Pinduoduo Inc.
Henry Song, Partner, Ernst &Young Hua Ming LLP
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP